November 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Michael Killoy

Re:                             Natera, Inc.

Registration Statement on Form S-3 (File No. 333-214577)

Request for Acceleration of Effective Date

Dear Mr. Killoy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Natera, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-214577) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on Monday, November 28, 2016, or as soon thereafter as practicable.

Sincerely,

Natera, Inc.

By:	/s/ Herm Rosenman
Herm Rosenman
Chief Financial Officer